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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D/A
                      Under the Securities Exchange Act of 1934
                                    (Amendment No. 1)*


                           Crown Cork & Seal Company, Inc.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                 4.5% Convertible Prefered Stock, par value $41.8875
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                      228255-303
                      ------------------------------------------
                                    (CUSIP Number)

                    c/o Richard D. Scribner, Salomon Brothers Inc
                 Seven World Trade Center, New York, New York  10048
                                    (212) 783-7400
          -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                     May 6, 1996
                      ------------------------------------------
                (Date of Event with Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-
          1(b)(3) or (4), check the following box.  (   )

          Check the following box if a fee is being paid with the statement. ( X ) (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other





          parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     SCHEDULE 13D
  CUSIP No.  228255303                                 Page  2  of  12
                                                       Pages
- ---------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Brothers International Limited
- ---------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [   ]
                                                             (b) [ X ]
- ---------------------------------------------------------------------------
    3    SEC USE ONLY

- ---------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
- ---------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ X ]
- ---------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         England
- ---------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER

      SHARES       --------------------------------------------------------

   BENEFICIALLY    8    SHARED VOTING POWER

     OWNED BY                497,550 shares
                   --------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER

    REPORTING
                   --------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER

                             497,550 shares
- ---------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         497,550 shares
- ---------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [   ]

- ---------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
- ---------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

         CO, BD
- ---------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                     ATTESTATION.


                                     SCHEDULE 13D
   CUSIP No.  228255303                                   Page  3  of  12
                                                        Pages
- ---------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Salomon Brothers Holding Company Inc
          13-3082695
- ---------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [   ]
                                                               (b) [ X ]
- ---------------------------------------------------------------------------
     3    SEC USE ONLY

- ---------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          WC, OO
- ---------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ X ]
- ---------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- ---------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

       SHARES       -------------------------------------------------------

    BENEFICIALLY    8    SHARED VOTING POWER

      OWNED BY                616,751 shares
                    -------------------------------------------------------
        EACH        9    SOLE DISPOSITIVE POWER

     REPORTING
                    -------------------------------------------------------
        WITH        10    SHARED DISPOSITIVE POWER

                              616,751 shares
- ---------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          616,751 shares
- ---------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [   ]
- ---------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.0%
- ---------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          CO, HC
- ---------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                     ATTESTATION.



                    Salomon Brothers Holding Company Inc ("SBHC") and Salomon Brothers International Limited ("SBIL") hereby amend their joint Statement on Schedule 13D dated April 23, 1996 relating to the 4.5% Convertible Preferred Stock, par value $41.8875 (the "Preferred Stock"), of Crown Cork & Seal Company, Inc., a Pennsylvania corporation (the "Issuer") such Statement on Schedule 13D, the "Schedule 13D"), as set forth below. All terms defined in the Schedule 13D have the same meanings in this Amendment.

          Item 5.   Interest in Securities of the Issuer.

                    (a-b) The Following paragraphs are hereby inserted after the third paragraph.

                    At 4:00 p.m., Eastern Daylight Savings Time, on
          May 6, 1996, SBI owned 119,201 shares of Preferred Stock and
          SBIL owned 497,550 shares of Preferred Stock. In its Current Report on Form 8-K dated March 1, 1996, the Issuer indicated that 12,432,622 shares of Preferred Stock were issued and outstanding as of February 26, 1996. Based on such information, the 119,201 shares owned by SBI represent in the aggregate less than 1% of the Preferred Stock outstanding, the 497,550 shares owned by SBIL represent in the aggregate approximately 4.00% of the Preferred Stock outstanding and the 616,751 shares indirectly beneficially owned by SBHC represent in the aggregate approximately 4.96% of the Preferred Stock outstanding.

                    By reason of their relationship, Salomon Inc and SBHC may be deemed to share voting and dispositive power with respect to Preferred Stock owned by SBI, and Salomon Inc, SBHC, SIL, SIF and Salomon Europe may be deemed to share voting and dispositive power with respect to Preferred Stock owned by SBIL.

                    Except as described above, neither SBHC nor SBIL nor, to the best knowledge of SBIL or SBHC, any of Salomon Inc, SIL, SIF, Salomon Europe or the persons listed in Annexes A, B, C, D, E or F hereto beneficially owned any Preferred Stock at 4:00 p.m., Eastern Daylight Savings Time, on May 6, 1996.

                    As of April 29, 1996, SBIL ceased to be the beneficial owner of more than five percent of the outstanding shares of Preferred Stock. As of May 6, 1996, SBHC ceased to be the beneficial owner of more than five percent of the outstanding shares of Preferred Stock.

                    (c) The following paragraphs are hereby inserted after the second paragraph:

                    The dates, numbers of shares and prices per share for all purchases and sales of Preferred Stock by SBIL after 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996 and prior to 4:00 p.m., Eastern Daylight Savings Time, on May 6, 1996 are shown on Annex H hereto, which is incorporated herein by reference. All such purchases and sales of Preferred Stock were effected on the New York Stock Exchange. No such purchases and sales of Preferred Stock were made by SBI after 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996 and prior to 4:00 p.m., Eastern Daylight Savings Time, on May 6, 1996.

                    Except as described above, neither SBHC nor SBIL nor, to the best knowledge of SBIL or SBHC, any of Salomon Inc, SIL, SIF, Salomon Europe or the persons listed on Annexes A, B, C, D, E or F hereto made any purchases or sales of Preferred Stock from December 17, 1995 through 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996.

                                       ANNEXES

          A. Executive Officers and Directors of Salomon Brothers International Limited.

          C.   Executive Officers and Directors of Salomon International
               Limited.

          H. Description of purchases and sales of Preferred Stock by Salomon Brothers International after 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996 through 4:00 P.M., Eastern Daylight Savings Time, on May 6, 1996.


                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 6, 1996

                                        SALOMON BROTHERS INTERNATIONAL
                                        LIMITED

                                        By /s/ Ian Pellow
                                          ----------------------------
                                          Name:  Ian Pellow
                                          Title:  Secretary



                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 6, 1996

                                        SALOMON BROTHERS HOLDING COMPANY
                                        INC

                                        By /s/ Andrew Constan
                                          ------------------------------
                                          Name:  Andrew Constan
                                          Title:  Managing Director


                                                   May 6, 1996

                                         ANNEX A
                           EXECUTIVE OFFICERS AND DIRECTORS OF
                          SALOMON BROTHERS INTERNATIONAL LIMITED


                                               Principal Occupation
          Name and Title                       and Business Address
          --------------                       --------------------

          Richard Carbone                      Chief Financial Officer and
          Chief Financial Officer                Managing Director
                                               Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Charles Senff McVeigh (1)            Chairman and Managing
                                                 Director
          Chairman                             Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Peter James Middleton                Chief Executive Officer and
          Chief Executive Officer                Managing Director
          Director                             Salomon Brothers
                                                 International Limited
                                               Chief Executive Officer
                                               Salomon Brothers Europe
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Ian Pellow                           Company Secretary
          Company Secretary                    Salomon Brothers
                                                 International Limited
                                               Salomon Brothers Europe
                                                 Limited
                                               Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Except as footnoted below, each of the individuals listed above is a citizen of the United Kingdom.

          ______________________
          (1)  Citizen of the United States of America


                                                  May 6, 1996


                                         ANNEX C
                           EXECUTIVE OFFICERS AND DIRECTORS OF
                              SALOMON INTERNATIONAL LIMITED


                                               Principal Occupation
          Name and Title                       and Business Address
          --------------                       --------------------

          Charles Senff McVeigh (1)            Chairman and Managing
                                                 Director
          Director                             Salomon Brothers
                                                 International Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Peter James Middleton                Chief Executive Officer and
          Director                               Managing Director
                                               Salomon Brothers
                                                 International Limited
                                               Chief Executive Officer
                                               Salomon Brothers Europe
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Roger Peter Paisted                  General Manager
          Director                             Phibro GmbH/London Branch
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Ian Pellow                           Company Secretary
          Company Secretary                    Salomon Brothers
                                                 International Limited
                                               Salomon Brothers Europe
                                                 Limited
                                               Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB England

          Arnold S. Olshin (1)                 Secretary
          Assistant Secretary                  Salomon Inc
                                               Seven World Trade Center
                                               New York, New York  10048

          Robert Austin                        Vice President
          Vice President                       Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB
                                               England

          Geoffrey Pennells                    Vice President
          Vice President                       Salomon International
                                                 Limited
                                               Victoria Plaza
                                               111 Buckingham Palace Road
                                               London SW1W OSB
                                               England

          Except as footnoted below, each of the individuals listed above is a citizen of the United Kingdom.


          ______________________
           (1)  Citizen of the United States of America


                                       ANNEX G

                    Part I

                    Set forth below are the purchases and sales of Preferred Stock by SBIL from 4:00 p.m., Eastern Daylight Savings Time, on April 22, 1996 through 4:00 p.m., Eastern Daylight Savings Time, on May 6, 1996. ("P" means purchase, and "S" means sale.)

          Date                 Number of Shares      Price Per Share
          ----                 ----------------      ---------------
          April 29, 1996            27,000(S)           US$45.75
          April 30, 1996             5,000(S)           US$45.75
          May 1, 1996                  200(S)           US$46.00
          May 2, 1996               50,000(S)           US$44.875
          May 3, 1996               40,000(S)           US$44.75
          May 6, 1996               17,000(S)           US$43.2794

                    All purchases and sales of Preferred Stock made by SBIL were effected on the New York Stock Exchange.